EXHIBIT 95

MINE SAFETY DISCLOSURES

On April 8, 2014, our subsidiary MOR PPM, Inc. (“PPM”) received a significant and substantial citation from the Mine Safety and Health Administration (“MSHA”) in the course of performing maintenance work at Unimin Corporation’s Ottawa Pit & Plant Mine in Minnesota. Such citation was subsequently terminated by MSHA. PPM has no other disclosures to report for the Ottawa Pit & Plant Mine under sec. 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The total proposed civil penalties assessed by MSHA for the period covered by this quarterly report was $1,944.